SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Adept Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

006854202
(CUSIP Number)

Martin M. Hale, Jr. 17 State Street, Suite 3230 New York, New York 10004 (212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006854202	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,000 shares of Common Stock issuable upon exercise of options[1]
	8	SHARED VOTING POWER 1,471,512 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 16,000 shares of Common Stock issuable upon exercise of options[2]
	10	SHARED DISPOSITIVE POWER 1,471,512 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,471,512 shares of Common Stock 16,000 shares of Common Stock issuable upon exercise of options[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON IN

_____________________________________________________________

[1] Director stock options held by the Reporting Person for the benefit of HCP-ROBO, LLC.

[2] Director stock options held by the Reporting Person for the benefit of HCP-ROBO, LLC.

[3] Director stock options held by the Reporting Person for the benefit of HCP-ROBO, LLC.

.

CUSIP No. 006854202	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,471,512 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,471,512 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,471,512 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 006854202	13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,471,512 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,471,512 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,471,512 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 006854202	13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON HCP-ROBO, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,471,512 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,471,512 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,471,512 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 006854202	13D/A	Page 6 of 7 Pages

This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed by the Reporting Persons on September 26, 2012 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on February 19, 2014 (“Amendment No. 1” and, together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) relating to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Adept Technology, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 amends Item 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Percentages of the shares of Common Stock outstanding reported in this Statement are calculated based upon 12,842,095 shares of Common Stock which is the sum of (i) the 11,102,965 shares of Common Stock outstanding as of January 31, 2014, as disclosed in the Issuer's Form 10-Q for the quarterly period ended December 28, 2013, filed on February 6, 2014 and (ii) the 1,739,130 shares of Common Stock issued to the Reporting Persons on February 18, 2014.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 1 is set forth in Exhibit A hereto. All of the transactions listed in Exhibit A were effected in the open market through various brokerage entities.

CUSIP No. 006854202	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2014

HALE CAPITAL MANAGEMENT, LP
By: Hale Fund Management, LLC, its General Partner

/s/ Martin M. Hale, Jr.
Name:	Martin M. Hale, Jr.
Title:	Chief Executive Officer

HALE CAPITAL PARTNERS, LP, for itself and as sole member of HCP-ROBO, LLC
By:	Hale Fund Partners, LLC, its General Partner

/s/ Martin M. Hale, Jr.
Name:	Martin M. Hale, Jr.
Title:	Managing Member

/s/ Martin M. Hale
MARTIN M. HALE, JR.

Exhibit A

Transactions in the Common Stock

The following table sets forth all transactions in shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 1. All such transactions were effected in the open market through brokers. The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold. The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the range of prices set forth in the “Range of Prices” column in the table below. The Reporting Persons shall undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding such number of shares of Common Stock purchased or sold, as applicable, within the range of prices set forth in the table below.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)	Weighted Average Price Per Share ($)	Range of Prices ($)
2/20/2014	(44,615)	–	17.72	17.70-17.88
2/21/2014	(2,275)	17.35	–	–
2/24/2014	(26,541)	–	17.24	17.20-17.35
2/25/2014	(2,700)	17.25	–	–
2/26/2014	(40,244)	–	17.03	17.00-17.09
2/27/2014	(10,504)	–	17.00	17.00-17.02
2/28/2014	(46,305)	–	17.05	17.00-17.15
3/4/2014	(29,319)	–	17.01	17.00-17.05